				Exhibit 12(b)

Entergy Gulf States Louisiana, L.L.C.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2003	2004	2005	2006	2007

Fixed charges, as defined:
Total Interest charges	$157,343	$133,598	$126,788	$149,780	$163,409
Interest applicable to rentals	16,694	13,707	8,832	8,928	8,773

Total fixed charges, as defined	174,037	147,305	135,620	158,708	172,182

Preferred dividends, as defined (a)	6,485	6,991	6,444	5,969	6,514

Combined fixed charges and preferred dividends, as defined	$180,522	$154,296	$142,064	$164,677	$178,696

Earnings as defined:
Net Income	$63,895	$192,264	$206,497	$211,988	$192,779
Add:
Income Taxes	24,249	108,288	110,270	107,067	123,701
Fixed charges as above	174,037	147,305	135,620	158,708	172,182

Total earnings, as defined	$262,181	$447,857	$452,387	$477,763	$488,662

Ratio of earnings to fixed charges, as defined	1.51	3.04	3.34	3.01	2.84

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	1.45	2.90	3.18	2.90	2.73

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.